United States securities and exchange commission logo





                               January 17, 2024

       Yuliia Zaporozhan
       President
       StageWise Strategies Corp.
       Friedrichstr. 114A,
       10117, Berlin, Germany

       StageWise Strategies Corp.

                                                        Re: StageWise
Strategies Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 8,
2023
                                                            File No. 333-275731

       Dear Yuliia Zaporozhan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2023 letter.

       Amendment No. 2 to Form S-1 filed January 8, 2024

       Dilution, page 21

   1. You state in your response to prior comment 5 that the "% dilution" line in your dilution table is calculated as
the ratio between "Dilution per share to new stockholders" and the
                                                        "Assumed public
offering price per share." However, the amounts in the dilution table do not support the
percentages provided. For example, under the 25% scenario, dilution per share to new
stockholders divided by assumed public offering price per share
                                                        (i.e. $0.04/$0.03)
equals 133.33% versus the 1.21% shown. In addition, it is unclear why the net tangible book
value per share before the offering would differ under the various scenarios. Please
ensure all calculations and disclosures in the dilution table are correct or revise as necessary.
 Yuliia Zaporozhan
StageWise Strategies Corp.
January 17, 2024
Page 2
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

2. Please explain the reference in the report of your independent registered accounting firm to accumulated deficit and negative cash flow from operations of $9,660, neither of which appear to be supported by the financial statements provided. In addition, as it appears that you have corrected your statement of cash flows in response to our comments, explain why your auditors did not include an explanatory paragraph regarding the correction of such errors and dual date their opinion. Refer to paragraph 18(e) of PCAOB Auditing
      Standard 3101. Also, explain why the notes to your financial statements do not include the disclosures as outlined in ASC 250-10-50-7. Lastly, ensure that the audit opinion properly defines the inception date of the company.
Balance Sheet, page F-2

3.    Please address the following as it relates to the financial statements:
          Revise the "net income" line item to instead refer to accumulated deficit as reflected in your statement of changes in stockholder's deficit.
          Revise the references to August 31, 2023 in the statement of changes in stockholders'
          equity (deficit) to reflect the correct period of September 30, 2023. Revise to ensure that your statement of cash flows properly foots. We refer you to our
          prior comment 12 where we noted the same issue.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation, page F-6

4. Please explain your reference here to the "accompanying unaudited condensed financial statements" that have been prepared in accordance with "the instructions to the Form 10-
      Q" or revise to remove this disclosure.
       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Crispino at 202-551-3456 with any other questions.



                                                            Sincerely,
FirstName LastNameYuliia Zaporozhan
                                                            Division of
Corporation Finance
Comapany NameStageWise Strategies Corp.
                                                            Office of
Technology
January 17, 2024 Page 2
cc:       Robert J. Zepfel
FirstName LastName